Exhibit 99.2

TSX-V: MCLD NASDAQ: MCLD

MANAGEMENT'S DISCUSSION & ANALYSIS Q1 2022

mCloud

TSX-V: MCLD NASDAQ: MCLD

NOTICE

This Management's Discussion and Analysis ("MD&A") of the financial condition and results of mCloud Technologies Corp. (the "Company", "our", "we", or "mCloud") is provided to assist our readers to assess our financial condition and our financial performance, including our liquidity and capital resources, for the three months ended March 31, 2022 ("Q1 2022") compared with the three months ended March 31, 2021 ("Q1 2021"). The following MD&A should be read in conjunction with the condensed consolidated interim financial statements and related notes for the three months ended March 31, 2022 (the "Q1 2022 Financial Statements") which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Additional information about the Company and its subsidiaries, including our Annual Information Form ("Annual Information Form") for the year ended December 31, 2021, is available on our Company website at www.mcloudcorp.com or at at www.sedar.com and www.sec.gov. This MD&A is presented as of May 16, 2022.

FORWARD LOOKING STATEMENTS

Certain statements included in this MD&A constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "potential", "predict", "project", "seek", "should", "targeting", "will" and other similar expressions. All forward-looking statements are based on beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on expectations regarding future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from those anticipated in such forward-looking statements. Although the forward-looking statements contained in the MD&A are based upon what the Company believes to be reasonable assumptions, no assurance can be given that these expectations will prove to be accurate and such forward-looking statements included in this MD&A should not be unduly relied upon by investors. These forward-looking statements are made as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: (i) the ability to obtain sufficient and suitable financing to support operations, development and commercialization of products, (ii) ability to successfully consolidate acquired businesses with the Company's existing operations (iii) the Company will be able to incorporate acquired technologies into its AssetCare™ platform (iv) the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition (v) development activities and wide-spread acceptance of the use of AI (vi) the ability to attract and retain key personnel and key collaborators, (vii) the ability to adequately protect proprietary information and technology from competitors, (viii) market and general economic conditions and (ix) the impact where a significant disruption to its information technology to occur. See also "Risks Factors and Uncertainties" below. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

TSX-V: MCLD NASDAQ: MCLD

All figures are in millions of Canadian dollars except share and per share data unless otherwise noted.

"Annual Financial Statements" means the Company's consolidated financial statements for Fiscal 2021.
"Annual MD&A" means the Company's MD&A for the year ended December 31, 2021.

"Fiscal 2021" means the fiscal year ended December 31, 2021

"Fiscal 2020" means the fiscal year ended December 31, 2020

"Q1 2022" means the three months ended March 31, 2022

"Q1 2021" means the three months ended March 31, 2021
"Q2 2021" means the three months ended June 30, 2021
"Q3 2021" means the three months ended September 30, 2021
"Q4 2021" means the three months ended December 31, 2021

"Q1 2020" means the three months ended March 31, 2020
"Q2 2020" means the three months ended June 30, 2020
"Q3 2020" means the three months ended September 30, 2020
"Q4 2020" means the three months ended December 31, 2020

NON-IFRS MEASURES

Throughout this MD&A and in other materials disclosed by the Company, mCloud employs certain measures to analyze financial performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other entities. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss), cash flow from operating activities, and cash flow used in investing activities, as indicators of the Company's performance.

This MD&A includes the non-IFRS financial ratio of "Gross Margin %" which is Gross Profit divided by revenues, expressed as a percentage.

This MD&A includes the non-IFRS measure of "Working Capital" which is current assets less current liabilities on the Company's Statement of Financial Position.

TABLE OF CONTENTS

COMPANY OVERVIEW	PAGE 1

QUARTER IN REVIEW	PAGE 18

COVID-19 UPDATE	PAGE 20

FINANCIAL INFORMATION	PAGE 21

OUTSTANDING SHARE DATA	PAGE 33

RISK FACTORS, UNCERTAINTIES, AND FORWARD LOOKING INFORMATION	PAGE 34

COMPANY OVERVIEW

Using AI and analytics to optimize energy-intensive assets and deliver Results-as-a-Service.

mCloud Technologies Corp. ("mCloud" or the "Company") is a provider of asset performance management solutions combining the industrial Internet of Things ("IIoT"), artificial intelligence ("AI", and the cloud. Founded in 2017, mCloud operates worldwide throughout North America, Europe, Asia, and the Middle East. Through mCloud's proprietary AssetCare™ platform, mCloud unlocks the untapped potential of energy-intensive, and typically under-managed, assets such as rooftop heating, ventilation and air conditioning ("HVAC") units, wind turbines, and oil and gas lift systems.

IoT enables rapid, highly scalable connectivity to millions of assets. AI and the cloud enable the creation of digital twins for every connected asset and the continuous discovery of opportunities to optimizie asset efficiency and performance. A portfolio of cutting-edge mobile and advanced visualization apps guides and directs workers charged with the operation and maintenance of these assets to continually take actions that ensure assets are always running optimally.

mCloud primarily operates in three verticals: commercial buildings, energy utilities including wind and renewables, and process industries such as oil and gas. Through AssetCare, mCloud's technology enables businesses in these verticals to take the actions needed to drive bottom-line results, curbing energy consumption, minimizing waste, optimizing production, and ensuring worker safety. mCloud's technology enables digitalization to decarbonize assets, reduce harmful emissions, and drive an Environmental, Social, and Governance ("ESG") agenda as ESG mandates roll out worldwide.

The Company delivers AssetCare to customers through multi-year recurring subscription contracts akin to commercial Software-as-a-Service ("SaaS"). Every AssetCare subscription includes asset connectivity, 24/7 asset monitoring through the Company's Live Operations ("LiveOps") team, and access to apps enabling AI-assisted operations and maintenance actions focused on delivering measurable, bottom-line results such as direct reductions in kWh consumption, improvements in annual energy production ("AEP"), and optimization of asset OPEX. mCloud calls this the delivery of "Results-as-a-Service."

14 GLOBAL OFFICES

7 COUNTRIES

+230 EMPLOYEES

+ Learn More

AssetCare Platform	ESG Initiatives	Investor Relations	Contact Us
https://www.mcloudcorp.com/	https://www.mcloudcorp.com/esg	https://investor.mcloudcorp.com/	https://www.mcloudcorp.com/contact-us

1 | Management's Discussion and Analysis

MANAGEMENT TEAM

mCloud's management team is comprised of recognized industry leaders from every corner of high-tech, finance, and enterprise asset management with decades of experience in the markets where mCloud operates. The team brings deep experience leading private and mature public companies from around the world.

Russ McMeekin

Co-Founder, President and Chief Executive Officer

Costantino Lanza

Co-Founder and Chief Growth and Revenue Officer

Chantal Schutz

Executive Vice President and Chief Financial Officer

Barry Po

Executive Vice President and Chief Marketing Officer

Jim Christian

Chief Product and Technology Officer

Dave Weinerth

Executive Vice President & President, AssetCare Solutions

Kim Clauss

Executive Vice President and Chief Talent Success Officer

+ Learn More

https://www.mcloudcorp.com/about-us/leadership

2 | Management's Discussion and Analysis

mCLOUD SOLUTIONS

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AI WITH A PURPOSE

AssetCare unlocks the untapped potential of energy-intensive assets using AI, IoT and the cloud.

mCloud applies AI and analytics initially developed for aerospace, defense, and nuclear energy applications to optimize the performance and efficiency of energy-intensive assets around the world.

The Company deliberately applies AI to solve very specific optimization problems that are the root causes of unnecessary waste, production loss, or carbon footprint in assets that typically receive less attention than needed for these assets to operate optimally.

1

Connected Buildings

AssetCare solutions drive direct improvements in building energy efficiency and improve occupant health and safety through optimization of indoor air quality by optimizing building HVAC systems, improving HVAC energy efficiency by up to 25% and eliminating up to 95% of airborne particulates smaller than one micron in size.

2

Process Industries

AssetCare solutions optimize the performance of under-managed assets such as the well-heads at upstream sites and the numerous heat exchangers and gas compressors at every midstream facility, applying AI to improve responsiveness to unplanned downtime events that lead to flaring incidents by up to 300% and decreasing asset OPEX by up to 50%.

3

Wind and Renewables

AssetCare identifies opportunities to improve the AEP of wind turbines in mid-life by up to 2%, using AI to combine data about the performance of turbine blade condition with performance data from key components such as the gearbox to identify inefficiencies that prevent a wind turbine from optimally converting wind into energy.

The Company possesses a deep portfolio of intellectual property, including 15 patents and a global customer base of over 100 enterprise customers including notable brands such as Aramco, Toshiba, Bank of America/JLL, Duke Energy, Cenovus, AltaGas, SoftBank, TELUS, General Dynamics, Idemitsu, and Lockheed Martin who benefit from mCloud solutions today.

4 | Management's Discussion and Analysis

ASSETCARE SOLUTIONS

All mCloud solutions are powered by technologies integrated into the Company's AssetCare technology platform in the cloud.

mCloud has employed a strategy of acquiring "best of breed" asset performance management technologies that serve the markets where mCloud operates, focusing internal research and development on the integration of these technologies into complete end-to-end service offerings for customers. This strategy has enabled the Company to rapidly commercialize these technologies and expedite the go-to-market of AssetCare solutions.

Acquired technologies integrated into one platform enabling "Results-as-a-Service"

AssetCare™
kanepi | Buildings / Wind / Oil & Gas
Enterprise Analytics and Mobile Workflow
Major energy providers in SE Asia
FDSI | Buildings
High Performance HVAC AI & Analytics
Bank of America, US DOE, Purdue
AirFusion | Wind
3D + Digital Blade Inspection
Major European wind operators
NGRAIN | Wind / Oil & Gas
Military-Grade AI and Visual Analytics
Lockheed Martin, US DoD
CSA | Oil & Gas / Nuclear
3D Digital Twin Foundation
~95% of all nuclear facilities in USA
Agnity | Buildings / Wind / Oil & Gas
Connected Worker Communication
AT&T, Softbank, TELUS, Rogers
Autopro | Oil & Gas
Process Automation in Alberta O&G
Every major O&G provider in Western Canada

+ Learn More
https://www.mcloudcorp.com

5 | Management's Discussion and Analysis

AssetCare connects and guides workers to drive actions ensuring optimal asset performance.

Buildings	***Process Industries***	***Renewable Energy***
• HVAC	• Control Systems	• Wind Turbines
• Refrigeration	• Heat Exchangers	
• Indoor Air Quality	• Compressors	
	• Artificial Lift	

CONNECT TO ASSETS
Devices, existing controls and new sensors collect data about performance and condition
1
2
PORTFOLIO PERFORMANCE
Digital twins and AI identify opportunities for improvement
FIELD DIGITAL ASSISTANCE
Mobile workflows and intelligence guide and drive action
6
AssetCare™
3
DATA DRIVEN MAINTENANCE
Predictive and condition-based operations and maintenance
MOBILE REMOTE EXPERT
Front-line workers get help from SMEs anytime
5
4
24/7 LIVEOPS
AI & experts monitor continuously and respond to alerts

6 | Management's Discussion and Analysis

CONNECTED BUILDINGS

Energy efficiency, indoor air quality optimization, and remote monitoring with AI.

In the buildings market, mCloud targets standalone commercial buildings with a high energy-use or high occupancy footprint, such as foodservice retail and manufacturing facilities, retail spaces, schools, and warehouses.

Most incumbent commercial smart building solutions are dependent on the presence of an expensive building management system usually only practical in very large commercial spaces. Using IoT and cloud- based connectivity, mCloud enables practical connectivity to spaces of any size at a small fraction of the cost of a traditional building automation solution.

Facility management teams get access to AI-driv- en help that continuously watches for opportuni- ties to be more energy efficient, automatically tak- ing action to intelligently curb energy use through optimization of HVAC use during peak times of day when the cost of energy is highest, freeing these teams to work on activities requiring their personal attention. A Web dashboard and mobile app em- power these teams to address routine issues any- where, anytime.

mCloud’s LiveOps team uses AI to watch connect- ed buildings 24 hours a day, 7 days a week, offering on-call support and AI-driven alerts to help building operators take action before maintenance issues become costly or the safety of occupants is com- promised.

+ Learn More
https://www.mcloudcorp.com/ HVAC-and-indoor-air-quality

7 | Management’s Discussion and Analysis

INDOOR AIR QUALITY SOLUTIONS

In the wake of COVID-19, mCloud expanded its AI capabilities to optimize indoor air quality (“IAQ”) in addition to building energy efficiency in response to businesses seeking to assure their employees and customers of the safety of their buildings.

In tandem with partners offering cost-effective air purification technologies, mCloud has applied AI to continuously drive IAQ that exceeds the commercial building standards and guidance established by major building and health authorities including the CDC, LEED, and ASHRAE.

AssetCare in action

Smart sensors measure indoor air quality to mitigate the spread of airborne pathogens including COVID-19 and ensures buildings are constantly working to meet local health and safety guidelines.

+ Learn More

https://www.mcloudcorp.com/ HVAC-and-indoor-air-quality

Real-world results

An actual example of a live site, illustrating the “before” and “after” impact that AssetCare can have on a connected building. Through the use of intelligent IAQ sensors, around-the-clock monitoring, and connected air purification, even indoor environments with particulate levels well be- yond safe limits can be made healthy.

8 | Management’s Discussion and Analysis

CONNECTED INDUSTRY

AI-powered asset performance optimization solutions for process industries.

In process industries including oil and gas, mCloud offers a portfolio of solutions to target specific classes of energy-intensive assets that typically receive less attention than ideal to ensure these assets operate optimally.

AssetCare targets assets including process control systems, heat exchangers, compressors, and artificial lift systems. Analogous to AssetCare for Connected Buildings, mCloud connects to these asset classes at scale, enabling customers to benefit from new efficiencies generated at the per-asset level.

Industrial facilities get access to AI and a portfolio of asset-specific apps that advise operations and maintenance teams, continuously monitoring connected assets to minimize the risk of unplanned down- time events, optimize production, and expedite worker response to critical events. This is complemented through mCloud’s LiveOps support, employing AI to add an additional level of oversight on these assets around-the-clock.

The technology that mCloud employs to connect these assets and make them more efficient also enables the Company to help industrial facilities drive ESG initiatives. Through AssetCare, mCloud uniquely drives action with AI, tracking and attributing actions taken to reduce greenhouse gas emissions and decarbonize businesses at the level of the individual asset. The ability to track and drill-down to precisely track sub-as- sets at this level is unique to mCloud and AssetCare. mCloud’s approach scales enterprise-wide for cus- tomers, aggregating and optimizing all of the most important energy-intensive assets in an organization.

+ Learn More

https://www.mcloudcorp.com/connected-industry

9 | Management’s Discussion and Analysis

CONNECTED WIND

Optimized annual energy production (AEP) with digital blade inspection and analytics.

mCloud also targets wind turbines in the middle of operational life, after these assets move off OEM warranties and become energy-intensive assets that often receive less attention than is required to ensure they operate optimally.

Many wind turbines operate inefficiently because of improper operation or maintenance. The Company offers an AssetCare solution for connected wind turbines, delivering AI to wind turbine owners and operators. AssetCare enables these teams to continuously keep track of key aspects of a wind turbine's performance and identify opportunities that will maximize wind turbine AEP.

AI Driven Insights

Drone lifted cameras provide insights into a wind turbine's performance.

Sensor Imagery

Sensor images are sent to the cloud for automated processing.

Unique to mCloud are certain AI-powered technologies that assist wind operators and maintainers to automatically characterize the condition of wind turbine blades, alleviating the need to do traditional "rope inspections" of turbine blades, a costly and labor-intensive process that generally limits the quality of these inspections. Through the use of ground-based or drone-lifted cameras, sensor imagery of turbine blades can be rapidly acquired and then sent to the cloud, leveraging mCloud's unique AI capabilities, for automated processing at a fraction of the cost and time of a conventional inspection. The Company has found that many customers already collect such imagery and directly benefit from the use of mCloud's AI to glean insight from the imagery they already have. This creates opportunities for mCloud to have a first engagement with customers leading to a multi-year AssetCare contracts with them.

+ *Learn More*

https://mcloudcorp.com/wind-turbine-blade-inspection

10 | Management's Discussion and Analysis

ASSETCARE™ MOBILE

Mobile connected worker solutions to guide and direct asset actions.

mCloud offers a cross-industry mobile offering that enables operations and maintenance teams to access a portfolio of AI-powered mobile apps that assist asset work in the field.

Called AssetCare Mobile, mCloud offers three specific apps that are available for mobile phones, tablets, and wearable “smart glasses” or industrial, intrinsically safe hands-free headsets operated through voice command. The latter are especially crucial in high-performance work environments where assets may be deployed in highly inaccessible locations (e.g. high elevations, rooftops).

An AssetCare™ “Digitize” app enables field teams to go fully paperless in the field, replacing traditional paper-based forms with digital checklists, workflows, and procedures. The Asset- Care vision is to be the digital successor to the traditional clip- board used by most field workers today.

An AssetCare™ “Collaborate” app enables field teams on the front line to contact their colleagues and get remote as- sistance from subject matter experts through a secure vid- eo conferencing link that allows these experts to mentor in real-time front-line workers on how to address challenging issues in the field. This app is compatible with widespread video conferencing capabilities such as Microsoft Teams and Zoom.

An AssetCare™ “Visualize” app enables field teams to access a mobile dashboard to assets connected to AssetCare, giv- ing them insight into the real-time performance and condition of these assets through the asset digital twin in the cloud. Through the use of advanced 3D and mixed reality capabilities, field teams can employ these mobile apps to access guidance and AI-assisted directions that allow these workers to com- plete these tasks more quickly and more proficiently. Asset- Care creates a digital record of all actions taken.

11 | Management’s Discussion and Analysis

NATURAL LANGUAGE CAPABILITIES

+ Learn More https://www.mcloudcorp.com/ assetcare-mobile

HANDS-FREE SOLUTIONS

mCloud has invested in the development of AI- based natural language processing capabilities that allow field workers equipped with Asset- Care Mobile to query and interface with Asset- Care in a more conversational way, reducing the need to memorize specific commands or navigate through an app to find and access the in- formation they may need on the front-line. This enables AssetCare Mobile to be rapidly put to use with minimal training required on the part of the customer.

ASSETCARE FOR 3D INTELLIGENCE

3D digital twin solutions enabling remote collaboration and virtual operations.

DIGITAL TWINS
The company deploys technology that facili- tates the rapid digitization of facilities using high-precision 3D laser scanners that create a very high-resolution “point cloud” that is a 1:1 replica of a facility with sub-millimeter accura- cy.
+ Learn More
https://www.mcloudcorp.com/3d-digital-twin

mCloud offers a collection of 3D capabilities that enable customers to create and access 3D digital rep- licas of assets within their facilities, enabling remote collaboration across multiple teams and locations without requiring teams to be onsite to manage common industrial operations such as Management of Change scenarios.

Through this 3D offering, AssetCare enables teams to do virtual walkthroughs of a digitized facility in the cloud, accessible through any modern Web browser. Via embedded links in the 3D model to other sources of asset data, teams can quickly access information about specific assets or areas of a facility. Virtual measuring tools allow facility changes to be mapped and planned, for example allowing a team to deter- mine if a very large piece of equipment is at risk of colliding with existing equipment or structures already onsite.

12 | Management’s Discussion and Analysis

ASSETCARE™ ENTERPRISE

Enterprise-wide visual analytics and reporting solutions that enable a single source of truth.

For organizations needing an enterprise-level overlay that provides insight into assets at the portfolio level, the Company offers AssetCare Enterprise, an intelligent visual analytics and reporting platform capable of providing businesses with a “single enterprise view” of all assets.

The AssetCare Enterprise offering is available to customers as a standalone offering, or as a complementa- ry layer to other AssetCare solutions. Through AssetCare Enterprise, front-office operations can be synced with back-office systems, ensuring that all parts of an organization have real-time access to the same data needed to make decisions.

In many organizations, there can be frequent delays of days, weeks, or months before data that is collected in the field is available to decision-makers elsewhere in an organization. Through AssetCare’s connectivity and AssetCare Enterprise, data can be continuously collected and synced effectively eliminating potential delays in accessing information that may be needed to make operational decisions about assets in the field. AssetCare Enterprise is available worldwide in all of the markets where mCloud does business today. The Company expects business in this segment from large multi-site and multi-asset portfolio customers in 2021.

13 | Management’s Discussion and Analysis

ASSETCARE FOR ESG SOLUTIONS

Decarbonize infrastructure, track emissions, and report on ESG matters across the enterprise.

ESG issues have become increasingly important to customers in the markets mCloud serves and the Company has responded by expanding its AssetCare portfolio to include solutions that directly address the need for businesses to track, audit, and verify the impact of actions taken to drive improvements in their ESG standing.

Using the technology underlying the Company's AssetCare Enterprise offering, mCloud offers ESG dashboards and reporting capabilities that enable customers to uniquely see the carbon impact of their operations at the level of the individual asset.

The Company has also introduced a new connected fugitive emissions and leak detection solution that takes advantage of the connected worker capabilities provided by AssetCare Mobile enabling workers at industrial facilities to continuously monitor and respond to gas leaks. In oil and gas, research provided by McKinsey and Company estimates fugitive gas emissions are responsible for approximately 47% of all emissions across the industry. This AssetCare connected solution to detect such leaks is expected to measurably reduce such emissions by enabling earlier detection and action to stop these leaks. Early adopters of the solution have been identified and are expected to onboard the offering in 2021 as access to customer sites resumes. The rollout for these early adopters is supported by industry experts, regulatory bodies, and government agencies.

+ *Learn More*

To download the 2020 ESG Report visit:
https://www.mcloudcorp.com/esg

14 | Management's Discussion and Analysis

GLOBAL SALES AND MARKETING

mCloud maintains a robust presence in seven countries: Canada, the United States, the United Kingdom, Saudi Arabia, China, Singapore, and Australia, supplemented by a growing international network of channel and delivery partners around the world.

The Company employs sales team members in these countries charged with direct sales efforts of AssetCare solutions. Global marketing efforts to support these sales efforts include virtual campaigns and events to attract new customers, strengthen relationships with existing customers, and build brand presence and visibility. The Company also hosts an annual user conference called mCloud Connect, which includes headliners from well-known industry leaders, panels, and interactive sessions to gather "voice of the customer" feedback, which is used to improve the Company's portfolio of AssetCare offerings.

Serviceable Obtainable Market (SOM)

mCloud has conducted extensive research to size the markets and opportunities it can access through its AssetCare platform.

C$24 BILLION SOM

7.3M	**Serviceable Commercial Buildings** 3.1M restaurants 4.2 mid-size retain (inc. banks) 2.9k long-term care facilities	**C$18.4B** SOM
34,780	**Serviceable Industrial Sites** 1.1M oil & gas, LNG & FPSO sites 30.7k wind farms 12.2k mining processing facilities 1.6k pulp and paper facilities	**C$5.6B** SOM
23,881,000	Connected Assets	
1,916,700	Connected Workers	
315,000	3D Digital Twins	

15 | Management's Discussion and Analysis

The Company estimates it has the capability of serving over 7.3 million commercial buildings and over 34,000 industrial sites in 20 different locales worldwide, with each building or site representing multiple potential connectable assets, workers, or 3D digital twins (see figure on page 16 for an overview).

Serviceable commercial buildings include restaurants, mid-size retail (including retail finance sites such as bank branches), and long-term care facilities. In these buildings, mCloud connects to assets such as HVAC, lighting, and refrigeration units. Connectable workers include people involved in the day-to-day operation or maintenance of these commercial buildings, including mechanical service workers and facility managers.

Industrial sites include oil and gas ("O&G"), liquefied natural gas ("LNG"), and floating production storage and offloading ("FPSO") facilities, as well as wind farms, mining processing plants, and pulp and paper facilities. In these locations, connectable assets include process control systems, heat exchangers, pumps, and gas compressors. Connectable workers include field operators, maintainers, engineers, asset managers, and plant managers. The Company's experience in delivering digital 3D models from entire multi-billion-dollar assets the size of a FPSO vessel down to asset subcomponents such as wind turbine blades creates large obtainable market opportunities.

Based on the average monthly fee currently generated per connection or 3D digital twin, the Company estimates the current obtainable market opportunity to be approximately $24 billion in recurring revenue per annum including all potential targeted assets, workers, and 3D digital twins that mCloud can currently address.

Primary References

Source (US): https://www.statista.com/statistics/244616/number-of-qsr-fsr-chain-independent-restaurants-in-the-us/
Source (CA): ttps://www.statista.com/statistics/572702/number-of-fast-food-restaurants-in-canada/
Source(UK):https://www.statista.com/statistics/712002/fast-food-outlets-united-kingdom-uk-by-type/
Source(CN):https://www.ibisworld.com/china/market-research-reports/fast-food-restaurants-industry/
Source(US):https://www.statista.com/statistics/208059/total-shopping-centers-in-the-us/
Source(CA):https://www.thestar.com/business/2017/05/06/how-neighbourhood-malls-are-struggling-to-survive.html
Source(UK):https://www.statista.com/statistics/912126/shopping-center-numbers-by-country-europe/
Source(DE):https://www.statista.com/statistics/523100/number-of-shopping-centers-in-germany/
Source(IT):https://www.duffandphelps.com/-/media/assets/pdfs/publications/real-estate-advisory-group/real-estate-market-study-on-retail-sector-may-2019.ashx
Source(CN):https://www.chinadaily.com.cn/a/201901/11/WS5c380388a3106c65c34e3e65.html
Source (SG): https://sbr.com.sg/commercial-property/commentary/are-there-too-many-malls-in-singapore
Source (AUS): https://www.scca.org.au/industry-information/key-facts/
Source (US): https://www.cdc.gov/nchs/fastats/residential-care-communities.htm
Source(SG):https://www.moh.gov.sg/resources-statistics/singapore-health-facts/health-facilities
SourceAUS):https://www.gen-agedcaredata.gov.au/Topics/Services-and-places-in-aged-care
Source(SA):https://www.sidf.gov.sa/en/IndustryinSaudiArabia/Pages/IndustrialDevelopmentinSaudiArabia.aspx
Source(SA):https://www.saudiaramco.com/-/media/publications/corporate-reports/2015-ff-saudiaramco-english.pdf
Source (SG): Petronas Annual Report 2018: https://www.petronas.com/
Source (Global): Irena and the American Wind Association (AWEA)
Source (Global): World Economic Forum and Parker Bay
Source (Canada and EU): Confederation of EU Paper Industry; Natural Resource Canada; Bureau of Labor Statistics

QUARTER IN REVIEW
AND FINANCIAL INFORMATION

1200.65
100.05
25601.01

The significant events that occurred during the three months ended March 31, 2022 and to the date of this MD&A are described below. All dollar amounts are stated in millions of Canadian Dollars unless otherwise stated. Except for per share, stock option, common share, percentages and unit amounts, all figures in the MD&A are reported in millions. All figures in this MD&A relating to the number of shares or the exercise or conversion price of convertible and exchangeable securities of the Company are expressed on a Share Consolidation basis. The information contained herein is dated as of May 16, 2022 unless otherwise stated.

As at March 31, 2022, the Company had 64,550 connected assets (December 31, 2021 - 63,776). The Company experienced sporadic growth in connected assets resulting from restrictions in the markets where mCloud operates, induced by the COVID-19 pandemic ("COVID-19"). The Company continues to expect full quarter-on-quarter growth resuming as restrictions lift.

Significant Business Contracts and Partnerships

Partnership with Mercedes-EQ Formula E Team

On January 20, 2022, the Company announced a partnership with the Mercedes-EQ Formula E Team as an official team partner, through which the use of mCloud's AssetCare portfolio of solutions to drive the ESG performance of the Formula E business would be explored. This announcement was made just ahead of the official opening of Season 8 of the ABB FIA Formula E World Championship - the world's only all- electric FIA World Championship and the only sport certified net zero carbon since inception. The Mercedes-EQ Formula E Team is collaborating with the Company to explore the use of the Company’s AssetCare portfolio of solutions to drive the ESG performance of their business, including technologies to reduce harmful emissions, the carbon footprint of their facilities, and further enhancing the safety and comfort of the work environment.

Memorandum of Understanding with Saudi Arabian Oil Company

On January 25, 2022, the Company announced it had signed a memorandum of understanding with Saudi Arabian Oil Company (“Aramco”) to explore the co-development of a digital technology hub for delivering ESG solutions in the Kingdom of Saudi Arabia. The hub would enable the Company and Aramco to jointly develop new AI-powered innovations to facilitate the carbon reduction of complex energy-intensive assets throughout the Kingdom and abroad. Additionally, the Company announced that it planned to develop a center of excellence that will serve as a home base for a dedicated team of ESG and digital transformation experts based in Saudi Arabia, particularly to leverage Virtual Vision’s high-performance infrastructure in accordance with the V2 Agreement.

Creation of an ESG-Digital Hub in Houston, Texas

On January 26, 2022, the Company announced the creation of a new “ESG-Digital Hub” based in Houston Texas, to serve as an additional focal point for local mCloud teams driving the ongoing technological development and customer delivery of AssetCare solutions. The new Houston-based location joins other Company hubs in Calgary, Alberta, established in collaboration with Invest Alberta, and the hub based in Saudi Arabia, in collaboration with Aramco.

18 | Management’s Discussion and Analysis

Agreement with Vail Buick Dealership as First AssetCare Agreement to Optimize EV Charging

On March 21, 2022, the Company announced it had signed an agreement on March 17, 2022 to deliver its AssetCare for Connected Buildings solution to manage the energy efficiency of the Vail Buick Dealership in Bedford Hills, New York, the first of 15 planned installations for auto dealerships in New York state to help control rising energy costs in the electric vehicle ("EV") era. mCloud will deploy an innovative combination of AI in the cloud, solar power generation, and battery storage to continuously manage the energy cost and carbon footprint of the entire dealership, including the substantial increased energy consumption from EV charging now being implemented onsite. The Vail Buick Dealership agreement covers a 17-year term commencing on or before June 2022.

Agreement with Carbon Royalty Corp to Fund First 30 AssetCare EV Solutions for Auto Dealerships

On March 30, 2022, the Company announced it had signed an agreement on March 28, 2022 with Carbon Royalty Corp. to proceed with closing and funding the first 30 AssetCare solutions to optimize Electric Vehicle ("EV") charging efficiency at auto dealerships in the states of New York and California. The agreement partners mCloud with Carbon Royalty Corp., enabling the implementation of these AssetCare contracts to be fully funded via Carbon Royalty Corp. As a benefit of this partnership, Carbon Royalty Corp receives 50% of the tax incentives, carbon credits, and other accretive financial benefits mCloud would be eligible to receive in the United States resulting from the implementation of these solutions. These benefits would be split between the Company and Carbon Royalty Corp. over the expected 20-year contract terms of AssetCare arrangements.

Financing

Financing of Electric Vehicle Development Projects

In conjunction with the Company’s agreements to provide AssetCare solutions to optimize Electric Vehicle (“EV”) charging efficiency at auto dealerships in the states of New York and California (the “EV Dealership Projects”), on March 28, 2022, a subsidiary of the Company executed a promissory note in the aggregate principal amount of US$15,000,000 (the “Note”) with Carbon Royalty Corp. (“Carbon”). EV Dealership Projects are the design, installation and operation of integrated power systems consisting of solar, batteries and EV charging power stations for auto dealerships.

The initial principal amount under the Note of US$5,000,000 was funded on April 1, 2022 and an additional US$10,000,000 was funded on May 5, 2022 (the “Loans”). The Loans mature on March 31, 2025, with 10% per annum interest payable monthly in arrears in USD. In addition to the interest payments, the Note requires certain income-based payments, including tax incentives, be made from the borrower to the lender based on income resulting from the EV dealership projects over their 20-year term. The Loan may not be prepaid unless authorized by the lender. The Loans contain representations, warranties and covenants which must be complied with to avoid an event of default which will allow the lender to demand repayment and increase the interest rate to 18%, amongst other implications. Subsequent to March 31, 2022, the Company, Carbon and Fiera executed an agreement specifying the security held by Carbon.

Subsequent to quarter end, on May 5, 2022, the Company, Carbon and Fiera Private Debt Fund VI LP ("Fiera") executed a Subordination and Postponement Agreement (the “Subordination Agreement”), whereby the parties agreed that the security previously held by Fiera would be subordinate to the security to be granted to Carbon commencing on the date of the agreement. The security granted to Carbon means the EV Dealership Projects and to the extent related to the EV Dealership projects, all accounts, equipment and machinery, contracts and contract rights, including contracts with auto dealerships, inventory, cash and proceeds, rent and profits for each of the preceding. Execution of the Subordination Agreement was required for the additional funding under the Note to be released. A total of US$15,000,000 was funded subsequent to March 31, 2022.

19 | Management’s Discussion and Analysis

Since the beginning of 2020, governments around the world have been forced to enact emergency measures in response to the World Health Organization's declaration of the COVID-19 pandemic. Businesses around the world have suffered material disruption resulting in economic slowdown and uncertainty and significant volatility in the financial markets. To date, the impacts to the Company's operations and financial matters associated with COVID-19 have included (i) a slow-down in technical services due to the in-person nature of these activities and the restrictions placed such as lock-downs and social distancing by governments around the world with many of the most restrictive measures in the most recent quarter being in the Company's core geographic markets, (ii) a delay in the collection of receivables closely associated with businesses who were most widely impacted by shut-downs and restrictions, and (iii) a delay in certain projects. The long-term impact on the Company’s financial results and cash flows is unknown. While the Company has been negatively impacted by COVID-19, given the nature of the Company's operations, COVID-19 has increased customer demand and created new opportunities for mCloud to engage with new and existing customers using the remote connectivity offered by AssetCare™.

COVID Government Support

The Company received government assistance in Canada, the United States, and Australia to help temper the financial impact of the crisis. During the three months ended March 31, 2022, government assistance of $0.380 million, was recorded in Other Income in the condensed consolidated interim statements of loss and comprehensive loss (three months ended March 31, 2021 - $1.176 million).

Impact on Strategic Plan and Growth

The Company continues to assess the economic impacts of COVID-19 pandemic on its future operations, including the liquidity forecast and valuation of the Company’s intangible and goodwill assets related to recent acquisitions. As at March 31, 2022, the Company's senior management team has determined that the value of the Company’s assets is not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions, and potential disruptions in commodity prices and capital markets.

20 | Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

The Company's selected financial information for the last eight completed fiscal quarters is shown in the table below. Accounting policies under IFRS were consistently applied across all periods.

For the quarter ended:	Q1 2022	Q4 2021	Q3 2021 (1)	Q2 2021 (1)	Q1 2021 (1)	Q4 2020	Q3 2020	Q2 2020
Total Revenue	4.430	4.171	7.434	6.556	7.436	9.223	6.137	5.010
Net loss	11.023	10.331	15.616	9.000	9.752	8.918	8.713	9.353
Net Loss - mCloud shareholders	9.778	9.662	15.466	8.930	10.271	9.725	9.417	9.707
Basic and diluted loss per share	$0.61	$0.70	$1.22	$0.88	$1.12	$1.07	$1.15	$1.53
Total assets	73.091	72.106	73.818	79.868	75.803	77.319	68.113	64.349
Total non- current financial liabilities	7.532	1.513	12.978	24.565	43.440	33.443	33.319	37.223

(1)       The results for each of the quarters ended March 31, June 30 and September 30, 2021 have been adjusted for an immaterial error correction which: impacted revenue, current and non-current long-term accounts receivables; deferred revenue, and correspondingly, impacted net loss and net loss attributable to mCloud shareholders and related loss per share attributable to mCloud shareholders - basic and diluted. During the quarters ended:

•	March 31, 2021, decreased revenue and increased net loss, net loss attributable to mCloud shareholders and loss per share attributable to mCloud shareholders - basic and diluted by $0.945 million ($0.10 per share);
•	June 30, 2021, decreased revenue and increased net loss, net loss attributable to mCloud shareholders and loss per share attributable to mCloud shareholders - basic and diluted by $0.652 million ($0.13 per share);
•	September 30, 2021, increased revenue and decreased net loss, net loss attributable to mCloud shareholders and loss per share attributable to mCloud shareholders - basic and diluted by $0.098 million ($0.01 per share).

Total revenue was $4.430 million in Q1 2022, compared to $7.436 million in Q1 2021, a decrease of $3.006 million, due to challenges remaining from COVID-19 restrictions effecting the Company carrying out work. During Q1 2022, the Company executed on marketing strategies and expects to see a gradual return to pre-pandemic levels. Net losses in Q1 2022 increased to $11.023 million compared to a net loss of $9.752 million in Q1 2021, resulting in a change of $1.272 million, primarily attributable to a fair value gain on derivatives of $4.057 million, partially offset by decrease of $1.512 million of other income, attributable to the wind down of government COVID-19 programs and grants. In addition, as the Company ramped up to resume to normal activity levels increased expenses of $3.305 million quarter over quarter with higher costs related to professional fees and general and administrative costs, due to an increased number of consultants performing tasks formerly done by employees in Q1 2021. Net losses in Q1 2022 increased to $11.023 million compared to a net loss of $10.331 million in Q4 2021, primarily due to the decrease in the fair value gain on derivatives and other income. Basic and diluted net loss per share of $0.61/share in Q1 2022, was an increase of $0.51/share, from $1.12/share in Q1 2021 due to higher net loss as described above, combined with a change in the number of shares.

21 | Management’s Discussion and Analysis

Review of Quarterly Financial and Operational Results

The table below provides key financial performance metrics of the Company for Q1 2022, compared with Q1 2021. This information should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021.

Three months ended March 31

	2022	2021	Change $	Change %

Revenue	$ 4.430	$ 7.436	$ (3.006)	(40)%
Cost of Sales	(1.932)	(3.259)	1.327	(41)%
Gross Profit	$2.497	$4.177	$(1.680)	(40)%
Expenses
Salaries, wages and benefits	$5.314	$4.870	$0.444	9%
Sales and marketing	0.762	0.185	0.577	312%
Research and development	0.532	0.749	(0.217)	(29)%
General and administrative	2.552	1.337	1.215	91%
Professional and consulting fees	3.176	1.739	1.437	83%
Share-based compensation	0.253	0.375	(0.122)	(33)%
Depreciation and amortization	1.943	1.971	(0.028)	(1)%
Total expenses	$14.533	$11.227	$3.306	29%
Operating loss	$12.035	$7.050	$4.985	71%
Other Expenses (income)
Finance costs	$1.859	$2.236	$(0.377)	(17)%
Foreign exchange loss	0.623	0.367	0.256	70%
Business acquisition costs and other expenses	—	0.324	(0.324)	(100)%
Fair value (gain) loss on derivatives	(2.493)	1.564	(4.057)	(259)%
Other income	(0.398)	(1.910)	1.512	(79)%
Loss before tax	$11.625	$9.632	$1.993	21%
Current tax expense	$0.289	$0.239	$0.050	21%
Deferred tax recovery	(0.891)	(0.119)	(0.772)	647%
Net loss for the period	$11.023	$9.752	$1.271	13%

Revenue

In the following tables, revenue is disaggregated by nature and timing of revenue recognition.

Three months ended March 31,

Major Service Line	2022	2021	Change $	Change %
AssetCare initialization	$0.415	$0.515	$(0.100)	(20)%
AssetCare over time	3.989	6.435	(2.446)	(38)%
Engineering services	0.026	0.486	(0.460)	(95)%
Total	$4.430	$7.436	$(3.006)	(40)%

22 | Management’s Discussion and Analysis

Timing of revenue recognition	2022	2021	Change $	Change %
Revenue recognized over time	$3.862	$5.449	$(1.587)	(29)%
Revenue recognized at point in time upon completion	$0.568	1.987	(1.419)	(71)%
Total	$4.430	$7.436	$(3.006)	(40)%

For the three months ended March 31, 2022, total revenue was $4.430 million, a decrease of $3.006 million, compared to $7.436 million for the same period in 2021, primarily due to lingering challenges with the Company's ability to carry out substantive areas of work until mid March 2022, largely driven by COVID-19 restrictions. By the end of Q1 2022, the Company began to see patterns emerging that point to a gradual return to pre-pandemic levels. This has also been reflected in the Company's ability to execute on key marketing strategies in many of its geographic regions, as collaborated by the increased sales marketing expenditures in Q1 2022 as discussed below.

Cost of Sales, Gross Profit, Gross Margin %

Three months ended March 31,

	2022	2021	Change $	Change %
Cost of Sales	$1.932	$3.259	$(1.326)	(41)%
Gross Profit	2.497	4.177	(1.680)	(40)%
Gross margin %	56.4%	56.2%		—%

Cost of sales for the three months ended March 31, 2022 were $1.932 million, a decrease of 41% from $3.259 million for the same period in 2021. This decrease is primarily attributable to effects on projects' connectivity and installation of assets up until mid-March 2022 when COVID-19 restrictions were fully lifted, partially offset by costs incurred on the "IAQ" project. For the three months ended March 31, 2022, gross profit decreased by $1.680 million to $2.497 million from $4.177 million for the same period in 2021, primarily due to a decrease in revenues of $3.006 million, partially offset by a decrease in cost of sales by $1.326 million for the reasons noted above.

Expenses

Three months ended March 31,

Expenses	2022	2021	Change $	Change %
Salaries, wages and benefits	$5.314	$4.870	$0.444	9%
Sales and marketing	0.762	0.185	0.577	312%
Research and development	0.532	0.749	(0.217)	(29)%
General and administration	2.552	1.337	1.215	91%
Professional and consulting fees	3.176	1.739	1.437	83%
Share-based compensation	0.253	0.375	(0.122)	(33)%
Depreciation and amortization	1.943	1.971	(0.028)	(1)%
Total	$14.533	$11.227	$3.306	29%

23 | Management’s Discussion and Analysis

Total expenses for the three months ended March 31, 2022 increased by 29% or $3.306 million compared with the same period in 2021. The most significant changes between 2022 and 2021 are as follows:

•	Professional and consulting expenses increased by 83% or $1.437 million, primarily related to increased costs for professional services in Q1 2022. Consultants also filled positions in Q2 2021 that were previously held by employees.

•	General and administration expenses increased by 91% or $1.215 million primarily due to increased insurance premiums following the Company's NASDAQ listing in Q4 2021, combined with increased IT subscriptions as the Company ramps up to return its resources to pre-COVID 19 levels.

•	Sales and marketing costs increased by 312% or $0.577 million, due to sponsorships with the Mercedes-Benz Formula E Limited racing team and increased marketing initiatives in Q1 2022.

•	Salaries, wages and benefits costs increased by 9% or $0.444 million, primarily attributable to increased headcount related to the Company's post COVID-19 expansion, ramping up for expected growth later in 2022.

•	Research and development expenses decreased by $0.217 million in Q1 2022 compared with the same period in 2021, as a means of conserving cash in Q1 2022. Research and development specifically relates to the ongoing development of AssetCare Mobile, "IAQ" Badge and 3D technologies.

•	Depreciation and amortization non-cash costs decreased by 1% or $0.028 million for Q1 2022, due to a decrease in new assets for property and equipment, combined with fully depreciated assets at or nearing the end of their useful life.

Other Expenses (Income)

Three months ended March 31,

Other expenses (income)	2022	2021	Change $	Change %
Finance costs	$1.859	$2.236	$(0.377)	(17)%
Foreign exchange loss (gain)	0.623	0.367	0.256	70%
Business acquisition costs and other expenses	—	0.324	(0.324)	(100)%
Fair value (gain) loss on derivatives	(2.493)	1.564	(4.057)	(259)%
Other income	(0.398)	(1.910)	1.512	(79)%
Total	$(0.410)	$2.582	$(2.990)	(116)%

Other expenses (income) decreased by $2.990 million during the three months ended March 31, 2022, compared to the same period in 2021.

•	Fair value changes in derivatives were a gain of $2.493 million for the three months ended March 31, 2022.These are non-cash gains as a result of the remeasurement of the warrant liabilities at March 31, 2022. The warrant liabilities include the warrants issued on conversion of the 2021 Convertible Debenture and the warrant liabilities issued in November 2021.

•	Finance costs decreased by $0.377 million during the three months ended March 31, 2022, compared to the same period in 2021, primarily due to transaction costs on the issuance of convertible debentures expensed in Q1 2021.
24 | Management’s Discussion and Analysis

•	There were no business acquisition costs in either Q1 2022 or Q1 2021. Other expenses vary depending on activity.

•	Other Income decreased by $1.512 million for the three months ended March 31, 2022, to $0.398 million from $1.910 million for the same period in 2021. The majority of Other Income includes wage and rent subsidies for COVID-19 programs received from the Canadian government and low-interest loans from the US government. The majority of these programs have now ended.

•	Foreign exchange was a loss of $0.623 million for the three months ended March 31, 2022, compared to a loss of $0.367 million for the same period in 2021, due to a stronger Canadian dollar.

CAPITAL RESOURCES

The Company’s objective and polices for managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company manages its capital structure and makes changes based on economic conditions including the impact of the ongoing pandemic, risks that impact the consolidated operations and future significant capital investment opportunities. In order to maintain or adjust its capital structure, the Company may issue new equity instruments or raise additional debt financing.

The Company assesses its capital resources on an ongoing basis based on current market factors, and has not identified any trends or fluctuations likely to affect the Company’s capital resources beyond standard market conditions.

Analysis of Cash Flows

As at March 31, 2022, the Company had $1.873 million in cash (December 31, 2021 - $4.588 million). All cash was held in bank accounts, primarily with Canadian and US banks. The following table summarizes cash inflows and outflows.

Three months ended March 31,

Cash provided by (used in):	2022	2021
Operating activities	$(3.771)	$(4.930)
Investing activities	(0.011)	(0.461)
Financing activities	1.090	4.608
Increase in cash, before effect of exchange rate fluctuation	$(2.692)	$(0.783)

Cash flows used in operating activities increased to $3.771 million in 2021 compared with $4.930 million in 2020, primarily as a result of a higher net loss in Q1 2022, offset by an increase in working capital in 2022 compared with 2021. Cash flow from operations can vary significantly from period to period as a result of the Company’s working capital requirements which are dependent on operations and increased spending to grow the Company and expand its presence in the market.

Cash flows used in investing activities decreased in Q1 2022 to $0.011 million compared with $0.461 million in Q1 2021, as a means of conserving cash with lower spending in the acquisition of property and equipment.

25 | Management’s Discussion and Analysis

Cash flows provided by financing activities decreased to $1.090 million for the three months ended March 31, 2022 compared with $4.608 million for the same period in 2021, primarily due to the issuance of convertible debentures in Q1 2021.

Financing Arrangements and Credit Facilities

Factoring and Security Agreement with Nations Interbanc

Under a factoring and security agreement with Nations Interbanc (“Nations”), Agnity receives advances up to a maximum of US$2 million from Nations for providing them the right to collect cash flows from factored accounts receivable and charges a fee for this service. This is a financing agreement and the accounts receivables factored still carry credit risk, are not sold, and are not derecognized from Agnity’s statement of financial position. Nations charges a factoring fee of 1.5% of the gross face invoice amount for the first 30 days and a daily proration of 0.06% per day thereafter. The amount of funds advanced varies and is dependent on the cash requirements of Agnity.

ATB Financial Facility

The Company’s secured revolving operating facility (“ATB Facility”) with ATB Financial (“ATB”) is described in Note 13 to the 2021 Annual Financial Statements. During the three months ended March 31, 2022, additional draws of $1.077 million were made. Subsequent to quarter end, $0.670 million was repaid in accordance with the agreement.

The ATB Facility is subject to certain reporting and financial covenants. The Company was in compliance with these covenants at March 31, 2022. At March 31, 2022, ATB had the ability to restrict further advances under the ATB Facility as a result of the Fiera covenant breach.

Fiera Loan

On May 5, 2022, the Company and Fiera executed an Accommodation Agreement (the “Accommodation Agreement”) and the parties agreed that a portion of the outstanding principal amount under the term loan would be paid in addition to a prepayment penalty and accommodation fee. The Company paid a total of $2.044 million on May 6, 2022. The parties also agreed that the remainder of the principal and interest due under the loan would be paid on or before October 31, 2022 (the “Repayment Date”). The term loan was amended to increase the interest rate charged from 6.85% to 9.5% effectively immediately and clarified that the Company is not required to maintain the financial covenants set out in the November 9, 2021 amending agreement. The Company may be required to repay the loan before the Repayment Date if the Company is in default or breach of the Accommodation Agreement. As part of the Accommodation Agreement, Fiera signed an agreement, whereby Fiera’s security is subordinate to the security granted to Carbon.

The MasterCard Facility

The Company’s credit facility with MasterCard (the “MasterCard Facility”) with a total limit of $0.750 million provides cash security to MasterCard held on deposit for expenses outstanding on the Company issued credit cards. As at March 31, 2022, the MasterCard Facility was drawn to $0.397 million (December 31, 2021 - $0.297 million).

LIQUIDITY

The principal liquidity needs of the Company are for working capital requirements, debt servicing and repayment obligations, and costs associated with the growth of the business. The Company is exposed to liquidity risk which is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company manages its liquidity risk by monitoring its operating requirements, reducing costs were possible given the status of the COVID-19 pandemic, and applying for any available government funding to support its business.

26 | Management’s Discussion and Analysis

The Company generally relies on funds generated from operations and external financing to provide sufficient liquidity to meet budgeted operating requirements. The Company assesses its liquidity on an ongoing basis based on current market factors, and has not identified any trends or fluctuations likely to affect the Company’s liquidity beyond standard market conditions. See Note 26 of the 2021 Annual Financial Statements for further discussion on the Company's liquidity risk.

The outbreak of the COVID-19 pandemic and the measures adopted by governments in countries worldwide to mitigate the pandemic’s spread have impacted the Company. These measures required the Company to restrict deployment of technical services due to the in-person nature of these activities and delayed the start of certain projects throughout 2021 and into 2022. This negatively impacted the Company’s financial performance and liquidity position. While restrictions continue to ease there have been increased cases of COVID-19 and there is still uncertainty over how COVID-19 will impact the Company’s business and the timing of future revenues.

During the three months ended March 31, 2022, the Company generated a net loss of $11.023 million and negative cash flows from operating activities of $3.771 million. At March 31, 2022, the Company had a working capital deficiency of $51.423 million. Working capital deficiency is a non-IFRS measure which is calculated as current assets less current liabilities. Current liquidity levels and available sources of capital are not adequate to fund the working capital deficiency.

The most significant cash outflows included in current liabilities include the repayment of the 2019 Convertible Debentures of $24.044 million if not converted on or before June 30, 2022; loans and borrowings of $14.087 million including principal and interest payments; payment of trade and other payables of $17.080 million; and payments associated with leases of approximately $1.350 million.

Based on the Company’s liquidity position at the date of authorization of these condensed consolidated interim financial statements and considering the uncertainty surrounding the impact of the pandemic, management estimates that it will need additional financing to meet its financial obligations. The Company is currently working with stakeholders and others to address the working capital deficiency. In the long-term, the ability of the Company to operate as a going concern is dependent on its ability to achieve and maintain profitable operations and positive cash flow from operations, and, as necessary, to obtain the necessary equity or debt financing to continue with operations. To date, the Company has funded its operations through debt and equity financing. While the Company has been successful in raising capital in the past and anticipates the lenders will not accelerate repayment of loans with covenant breaches as of March 31, 2022, and potential breaches forecasted over the coming year, there is no assurance that it will be successful in closing further financings in the future or obtaining waivers of the covenant breaches.

As a result, these factors are indicators that material uncertainties exist that raises significant doubt about the Company’s ability to continue as a going concern and, therefore, its ability to realize assets and discharge liabilities in the normal course of business.

In making their assessment, management considered all available information, together with forecasts and other mitigating strategies, about the future which is at least, but not limited to, 12 months from the end of the reporting period. Management has considered the following in its assessment that the going concern assumption remains appropriate:

•	the plans for the repayment of the 2019 Convertible Debentures;
•	the repayment of a portion of the term loan on May 6, 2022 and the agreement executed whereby the term loan will be repaid in full on or before October 31, 2022;
•	the likelihood that undrawn funds under the revolving operating facility will be available and will not be required to be repaid;
•	the required cash principal and interest payments on indebtedness;
27 | Management’s Discussion and Analysis

•	the likelihood of payments required under contingent consideration arrangements;
•	the available funding of US$15 million under a promissory note executed on March 28, 2022;
•	cash inflows from current operations, expected government assistance in the form of wage and rent subsidies, and expected increases in revenues and cash flows resulting from new revenue contracts expected over the next 12 months due to the anticipated reduction of COVID-19 related restrictions; and
•	future debt and equity raises.

In the preparation of the condensed consolidated interim financial statements and the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimates are revised and in any future period.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

A description of the Company's financial instruments and financial risks that the Company is exposed to and management of these risks can be found in Notes 25 and 26, respectively, of the Company's 2021 Financial Statements. Except for those noted below, there were no significant changes to the Company's exposures to those risks during Q1 2022.

Contractual Obligations

Information regarding the Company’s undiscounted contractual cash flows payable and the Company’s commitments at December 31, 2021 are disclosed in Note 26(a) and Note 30, respectively, to the 2021 Annual Financial Statements.

During the three months ended March 31, 2022, the most significant changes in contractual obligations were: (a) the addition of a new 12-year lease obligation of $9.529 million for Calgary office space and variable lease payments associated with the Calgary office space of approximately $8.564 million; and (b) an additional $1.077 million drawn under the ATB Facility, a portion of which was repaid in April 2022. Contractual obligations at December 31, 2021, have been reduced by normal course payments made during the period to March 31, 2022 and have changed as trade payables and accrued liabilities continue to fluctuate.

Transactions Between Related Parties

The Company's related parties include its subsidiaries, its non-controlling interest and key management personnel. The related party transactions are in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key Management Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company defines key management personnel as key officers and executives of the Company and directors. For the three months ended March 31, 2022, the contractual and discretionary compensation awarded to key management personnel including director fees is as follows:

28 | Management’s Discussion and Analysis

Three months ended March 31,	2022	2021	Change %
Salaries, fees and short-term benefits	$0.399	$0.374	7%
Share-based compensation	0.121	0.057	112%
	$0.520	$0.431	21%

As at March 31, 2022, the Company had $0.174 million (December 31, 2021 - $0.234 million) due to an entity controlled by the principal owner of Agnity for the purchase of assets. The amount is unsecured, non-interest bearing and due on demand.

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $1.239 million during the three months ended March 31, 2022, (three months ended March 31, 2021 - $0.589 million). As at March 31, 2022, the Company owed the entity $1.316 million (December 31, 2021 - $1.112 million).

ACCOUNTING MATTERS

Basis of Presentation and Accounting Policies

The condensed consolidated interim financial statements include the accounts of mCloud, the ultimate parent company of the consolidated group, and its subsidiaries and are prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the Company's annual financial statements prepared under IFRS as issued by the IASB have been condensed or omitted. Accordingly, the Company's condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

The accounting policies applied in the preparation of the Q1 2022 Financial Statements are consistent with those applied and disclosed in Note 33 of the Company’s Annual Financial Statements.

Critical Accounting Estimates and Judgements

Management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The Company applied critical judgements and estimates, including significant areas of estimation uncertainty in applying policies, as described in Note 3 of the 2021 Annual Financial Statements.

29 | Management’s Discussion and Analysis

Off-Balance Sheet Arrangements

Various forms of security have been granted by the Company and certain of its subsidiaries in favour of arm’s length lenders. The security granted gives the lenders a comprehensive level of protection against a default by the borrower in the performance of its obligations including the repayment of the indebtedness and interest thereon.

CONTROLS AND PROCEDURES

Prior to 2022, the Company was not required to establish and maintain DC&P and ICFR pursuant to National Instrument ("NI") 52-107. The Company is listed on the TSX-V and on November 24, 2021 also listed and commenced trading its shares on NASDAQ. As a result of the NASDAQ listing, the Company is no longer a venture issuer. Accordingly, commencing in 2022, mCloud is required to establish and maintain DC&P and ICFR.

In light of these new requirements for 2022, the following discussion provides commentary about the Company's D&CP and ICFR.

Disclosures Controls and Procedures

The Company’s disclosure controls and procedures (“DC&P”), as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) are designed to provide reasonable assurance that information required to be disclosed in the Company's filings under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. They are also designed to provide reasonable assurance that all information required to be disclosed in these filings is accounted for, accumulated and communicated to the Company’s senior management team including the Chief Executive Officer ("CEO") and Chief Financial Officer (“CFO”) as appropriate. This is meant to allow for timely decisions regarding public disclosure.

The Company cannot provide absolute assurance that all information required to be disclosed in its filings is reported within the time periods specified in securities legislation because of the limitations in control systems to prevent or detect all misstatements due to error or fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.

Internal Controls over Financial Reporting

The Company’s senior management team is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”), as defined in NI 52-109. ICFR means a process designed by or under the supervision of the CEO and CFO, and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

30 | Management’s Discussion and Analysis

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management's Evaluation of Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's management, under the supervision and with the participation of its CEO and CFO, will conduct an evaluation of the effectiveness of the Company’s ICFR as of December 31, 2022, using the criteria set forth by the COSO 2013 Framework. Commencing the first quarter of 2022, the Company is required to report any material weaknesses in the design of ICFR. Any such material weaknesses would also impact DC&P. Although we have not completed a full evaluation as of March 31, 2022, we are aware of material weaknesses in the design of ICFR at March 31, 2022 as described below. Management have concluded that the Company’s ICFR were not designed effectively as of March 31, 2022.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following material weaknesses:

•	An ineffective control environment resulting from an insufficient number of trained financial reporting and accounting, information technology (IT) and operational personnel with the appropriate skills and knowledge and with assigned responsibility and accountability related to the design, implementation and operating effectiveness of internal control over financial reporting.

•	The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting.

•	An ineffective information and communication process resulting from (i) insufficient communication of internal control information, including objectives and responsibilities, such as delegation of authority; and (ii) ineffective general IT controls and ineffective controls related to spreadsheets, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.

•	As a consequence of the above and as a result of inadequate segregation of duties and secondary review, the Company had ineffective control activities related to the design, implementation and operating effectiveness of process level and financial reporting controls which had a pervasive impact on the Company's internal control over financial reporting.

•	An ineffective monitoring process resulting from the evaluation and communication of internal control deficiencies, including monitoring corrective actions, not being performed in a timely manner.

Remediation

During Q1 2022, the Company continued to consider the full extent of the procedures to implement in order to remediate the material weaknesses described above. As at the date of this MD&A, the current remediation plan includes:

•	Identifying key positions necessary to support the Company’s initiatives related to internal controls over financial reporting, and expanding its hiring efforts accordingly.
31 | Management’s Discussion and Analysis

•	Hiring consultants to assist with process improvements and control remediation efforts in targeted accounting, IT and operations processes.

•	Formalizing its entity-wide risk assessment process, and documenting internal ownership of risk monitoring and mitigation efforts, with improved risk monitoring activities and regular reporting to those charged with governance at an appropriate frequency.

•	Finalize a delegation of authority matrix to enforce desired limits of authority for key transactions, events, and commitments, and communicating these limits of authority to relevant personnel throughout the Company.

•	Further simplify and streamline its spreadsheet models to reduce the risk of errors in mathematical formulas and improve the ability to verify the logic of spreadsheets.

•	Hiring a consultant to assist management with process improvements and control remediation for general IT controls.

•	Continuing to perform scoping exercises and planning for an ERP implementation to streamline the number of applications used for financial reporting activities.

Material Changes to the Control Environment

There have been no changes to the Company’s ICFR during the three months ended March 31, 2022 that have materially affected, or are likely to materially affect, the Company’s ICFR.

32 | Management’s Discussion and Analysis

The Company's authorized capital includes an unlimited number of common shares. As at May 12, 2022, the following common shares, share purchase warrants, stock options, restricted share units and convertible debt conversion options were outstanding:

Securities Outstanding
Shares issued and outstanding	16,155,099
Share purchase warrants (1)	8,665,406
Stock options	820,292
Restricted share units	222,071
2019 Convertible Debentures (2)	1,563,833
2021 Convertible Debentures (3)	15,750
Total	27,442,451

(1) Share purchase warrants offer the holder the right to purchase a common share of the Company at a specified price by a specific date. Share purchase warrants outstanding have exercise prices ranging from Canadian dollar equivalent at date of issuance between $4.12 - $22.50 and a weighted average remaining contractual life of 2.7 years.

(2) Debentures are convertible at the option of the holder and have a conversion price of $15.00 and mature June 30, 2022.

(3) Debentures are convertible at the option of the holder and have a conversion price of $5.98 which has been converted to Canadian dollars at May 12, 2022. The Debentures have an remaining life to maturity of 1.6 years.

33 | Management’s Discussion and Analysis

This MD&A contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein and therein may include, but is not limited to, information relating to:

•	the expansion of the Company's business to new geographic areas, including Australia, China, Southeast Asia, Continental Europe and the Middle East;
•	the performance of the Company's business and operations;
•	the intention to grow the business and operations of the Company;
•	expectations with respect to the advancement of the Company's products and services, including the underlying technology;
•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Company's existing customer base;
•	the estimated market value of the potential connected commercial buildings and industrial sites the Company could service;
•	the acceptance by customers and the marketplace of the Company's products and solutions;
•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Company's products;
•	the ability to successfully leverage current and future strategic partnerships and alliances;
•	the anticipated trends and challenges in the Company's business and the markets and jurisdictions in which the Company operates;
•	the ability to obtain capital;
•	the competitive and business strategies of the Company;
•	sufficiency of capital;
•	general economic, financial market, regulatory and political conditions in which the Company operates; and
•	the Company's ability to meet the evolving ESG needs of its clients (as ESG is a rapidly developing landscape, and ESG is a key component of the Company's business model).

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

34 | Management’s Discussion and Analysis

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 31 to 44 of the Company's Annual Information Form dated April 4, 2022, a copy of which is available under the Company’s System for Electronic Document Analysis and Retrieval (SEDAR) profile at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this MD&A, the Company has made certain assumptions, including, but not limited to:

•	the Company will be able to successfully consolidate acquired businesses with the Company's existing operations;
•	the Company will be able to incorporate acquired technologies into its AssetCare platform;
•	the Company will be able to realize synergies with acquired businesses;
•	the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition;
•	the Company will continue to comply with regulatory requirements;
•	the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;
•	development activities and wide-spread acceptance of the use of AI;
•	no significant changes to our effective tax rate, recurring revenue, and number of shares outstanding;
•	the Company will be able to scale its services and reach all potential markets;
•	the estimated number of connected commercial buildings and industrial sites the Company can service is accurate;
•	the Company will be able to develop its technologies and leverage certain partnerships to meet its clients' rapidly developing ESG needs and goals;
•	key personnel will continue their employment with the Company, and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost-efficient manner; and
•	general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this MD&A are made as of the date of this MD&A. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

35 | Management’s Discussion and Analysis

TSX-V: MCLD NASDAQ: MCLD

mCloud

mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com